SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                       Date of Report: August 1, 2002


                             NICE-SYSTEMS LTD.
 ------------------------------------------------------------------------------
              (Translation of Registrant's Name into English)


              8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
 ------------------------------------------------------------------------------
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X       Form 40-F  ___
                     ---

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  ____  No    X
                         ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                   ---

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO
NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3
(REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE'S
REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND
333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


                                  CONTENTS

         This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:


1. Press Release: Nice Systems to Acquire Thales Contact Solutions for Stock and cash valued at Approximately $55 Million. Dated July 31, 2002.

2. Press Release: Nice Systems Reports Breakeven EPS For Second Quarter 2002. Dated July 31, 2002.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            NICE-SYSTEMS LTD.


                                            By:   /s/ Daphna Kedmi
                                                 -----------------------------
                                                  Name:  Daphna Kedmi
                                                  Title: Corporate Secretary



Dated:   August 1, 2002

                               EXHIBIT INDEX


Exhibit No.   Description
-----------   -----------


    1. Press Release: Nice Systems to Acquire Thales Contact Solutions for Stock and cash valued at Approximately $55 Million. Dated July 31, 2002.

    2. Press Release: Nice Systems Reports Breakeven EPS For Second Quarter 2002. Dated July 31, 2002.

                                                                      EXHIBIT 1

NICE SYSTEMS TO ACQUIRE THALES CONTACT SOLUTIONS
FOR STOCK AND CASH VALUED AT APPROXIMATELY $55 MILLION


LONDON and PARIS - July 31, 2002

    o Complementary Acquisition Extends NICE's Leadership in Multimedia Recording and Enhanced Applications for the Contact Center Market and Expands Scope of Its Security-related Business

    o     Thales Group Will Own 14% of NICE


NICE Systems (Nasdaq: NICE) and Thales Group (Paris Bourse: TCFP) jointly announced today they have signed a definitive agreement providing for NICE, a worldwide leader in multimedia recording solutions, applications and related professional services, to acquire the assets of Thales Contact Solutions (TCS), a leading developer of customer-facing technology for Public Safety, Wholesale Trading and Call Centers. Headquartered in Southampton, England, TCS is a unit of the Information Technology and Services business area within the $10.3 billion (10.3 billion euros) Thales Group, one of Europe's premier electronics companies.

"As other companies in our industry wait for IT spending to improve, we prefer to capture the first-mover advantage and start making things happen," said Mr. Haim Shani, president and chief executive officer of NICE Systems. "TCS is an excellent strategic fit with complementary attributes in technology, products, domain expertise, management, geographic focus, and channel partners. Since there is very little overlap between the two companies' operations, the integration challenges will be quite manageable and we expect this combination to quickly generate significant benefits for customers, partners, shareholders, and employees."

The transaction, which has been approved by the boards of both NICE and Thales Group, is expected to close in the fourth quarter of 2002, subject to regulatory approvals and customary closing conditions. Upon closing, Mr. John Hughes, executive vice president and COO of Thales IT&S and Mr. Tim Robinson, senior vice president of the Secure Operations business group of Thales, will join NICE's board of directors, expanding the number of directors to ten.

Commenting on the announcement, Hughes said, "This transaction enables us to increase our focus on our core operations while continuing to participate in the potential of the business through our equity position in NICE shares. We are excited about this acquisition as it capitalizes on the strengths of both companies and creates a clear leader in the marketplace."

The acquisition of TCS complements both of NICE's core businesses and creates the preeminent global multimedia recording and enhanced applications company. NICE will add TCS's operations serving contact centers and trading floors to its CEM (Customer Experience Management) division. Based on trailing 12 month pro forma figures, this division would be a $154 million annual revenue business and, with the addition of TCS's public safety business, NICE's Security Group would become a $63 million annual revenue business. (These figures were calculated using US GAAP for NICE and international accounting standards for TCS.) The transaction is expected to be accretive to NICE's per share earnings for 2003.

Organization

TCS has a total of 275 employees, 208 in Europe, 60 in North America, and 7 in other regions. The combined company initially will have 326 people in North America, 232 in Europe, 528 in Israel, and 19 in other offices around the world. Mr. Jim Park, managing director of TCS, will head NICE's CEM division, which will benefit from his strong background in contact centers. Since joining TCS in 1998 from Mitel Corporation, Mr. Park has led a successful restructuring effort and under his leadership the company became a leader on the global contact center arena. NICE recently consolidated its closed circuit television security, air traffic control, and government intelligence businesses into a single organization, the Security Group, headed by Doron Eidelman, an experienced operating executive recruited by NICE from Audiocodes in May.

"Jim will be a real asset to our senior management team and I look forward to working with him," said Shani. "Also, the representatives of Thales will add an important new dimension to NICE's leadership, and we will be pleased to welcome John and Tim to our board of directors."

Creating Value

TCS brings the following benefits to NICE's CEM division (contact centers/financial trading floors):

    o Complementary domain expertise o Excellent solution for mid-size contact centers, creating most extensive product line in the industry

    o     Extensive distribution network in Europe

    o     Large worldwide customer base, with particular strength in Europe

    o     Existing service infrastructure in Europe

    o Opportunity to capitalize on NICE's professional services organization

    o     Compatible product roadmap

    o Ability to accelerate product development and shorten time-to-market

The transaction also benefits the NICE Security Group in several ways:

    o     Complementary domain expertise

    o Adds a new market segment in Public Safety with excellent products and substantial and growing market share

    o     Complementary geographic presence

    o     Excellent channel partners


"Together these two organizations will create a global company in every sense of the word - with unparalleled depth of experience in each business segment in all geographies, the most extensive product line in the market, and the strongest professional services organization. Looking toward the future, we will have the strongest R&D team and the most flexible platform for creating valued added applications, with the most extensive network of worldwide channel partners to bring them to market," said Mr. Park.

Transaction Terms

The purchase price is comprised of $30 million in cash at closing plus 2,187,500 ordinary shares of NICE Systems. Based on the closing price of NICE shares on the Nasdaq Stock Market on July 30, 2002, the value of the transaction is approximately $55 million. The agreement also provides for additional contingent cash payments of up to $10 million in 2003, $7.5 million in 2004, and $7.5 million in 2005 if certain financial performance criteria are met as part of a three-year earn-out provision covering 2002 through 2004.

Webcast/Teleconference Information

NICE will host a conference call for the investment community today at 9:00 a.m. EDT(14:00 London; 16:00 Israel) to discuss the transaction and second quarter results. The call will be broadcast live on the internet via NICE's website at www.nice.com. The slides used for this presentation will be available on NICE's website at the time of the call. An archived version of the discussion will be available shortly after the conclusion of the live webcast on the NICE website and will remain available for 30 days. A telephone replay will be available for up to 72 hours after the call. The replay information will also be available on NICE's website.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Deutsche Bank, Dresdner Bank, US Federal Aviation Administration, Farmers Insurance, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

About Thales Group

Thales is one of the world's premier electronics companies and a leader in three areas of professional electronics: Aerospace, Defense, and Information Technology and Services. Thales generated revenues of 10.3 billion euros in 2001, with international markets accounting for 75% of the total. The Thales Group has 65,000 employees in 50 countries worldwide.

About Thales Contact Solutions

Thales Contact Solutions is a global market-leading developer of customer facing technology for Public Safety, Wholesale Trading and Call Centers. The company specializes in the application of advanced software, hardware, and services to help organizations maximize their customer relationships, enhance the performance of their organizations, and optimize their telephone transactions. Thales Contact Solutions has a 50 year track record and the largest market penetration in its sector with customers including international telcos, insurers, banks and airlines. It has a direct presence in the United Kingdom, the United States, Germany, the Netherlands and France with affiliates in Asia/Pacific and the Middle East.

MEDIA CONTACTS NICE:                        INVESTOR CONTACTS NICE:

Rhona Blotman                               Rachela Kassif
+972 9 775 3030                             +972 9 775 3899 or +877 685 6552
rhona.blotman@nice.com                      investor.relations@nice.com

Lior Arussy                                 Claudia Gatlin
+1 201 220-9560                             CMG International
lior.arussy@nice.com                        +1 973 960-9300
                                            claudia@cmginternational.us


MEDIA CONTACTS THALES:                      INVESTOR CONTACTS THALES:

Verena Adt                                  Corporate Communications
+33 1 53 77 87 26                           Sylvie Lucot / Elodie Breton
Verena.adt@thalesgroup.com                  Eric Chadeyras
                                            Investor Relations
Simone Droll                                +33 1 53 77 89 02
Director, Communications IT&S               ir@thalesgroup.com
+33 1 53 77 80 32
Simone.droll@thalesgroup.com


This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                    ###

                                                                     EXHIBIT 2

NICE SYSTEMS REPORTS BREAKEVEN EPS FOR SECOND QUARTER 2002

HIGHLIGHTS:

Product revenue increased 22% year-over-year and 5% sequentially
Service revenue increased 54% year-over-year and 11% sequentially
Product gross margin improved to 56.5% from 54.5% in Q1
Breakeven EPS versus a net loss per share of $0.09 in Q1

RA'ANANA, ISRAEL, JULY 31, 2002 -- NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced unaudited results for the quarter and six months ending June 30, 2002.

Revenue for the second quarter of 2002 was $38.2 million compared with $30.5 million for the second quarter of 2001 and $36.1 million for the first quarter of 2002. Product revenue was $32.8 million compared with $27.0 million in the second quarter of last year and $31.2 million in the first quarter of 2002. Services revenue, which includes professional services and maintenance revenues, was $5.4 million in the quarter compared with $3.5 million in the year earlier period and $4.9 million in the first quarter of 2002.

On a GAAP basis, the Company reported a net profit of $0.1 million, or $0.00 per fully diluted share, compared with a net loss of $7.9 million, or $0.60 per share, in the second quarter of 2001. The comparable net loss in the first quarter of 2002 was $1.2 million, or $0.09 per share. Excluding amortization of acquired intangibles, the net loss for the second quarter of 2001 was $7.0 million, or $0.53 per share.

Cash and equivalents, including long term deposits, totaled $90.5 million at the end of the second quarter of 2002. Accounts receivable days sales outstanding declined to 100 from 101 at the end of March 2002.

Commenting on the results, Haim Shani, President and CEO of NICE, said, "We are pleased to have reached breakeven EPS as the result of another solid performance this quarter, despite challenging business conditions. Both our CEM and Security groups continued to show growth this quarter. We are particularly encouraged with the growth of our CEM business in the Americas and in Asia, which reflects our customers' appreciation for our products and services. Looking ahead, our visibility continues to improve gradually, particularly in the Security Group. Although Q3 is typically a seasonally slow quarter, we are strongly focused on maintaining positive EPS."

Separately, NICE announced today that it has signed a definitive agreement with Thales Group, one of Europe's premier electronics companies, providing for NICE to acquire the assets of Thales Contact Solutions. (See related news release.)

NICE will host a conference call for the investment community today at 9:00 a.m. EDT (14:00 London; 16:00 Israel) to discuss the transaction and second quarter results. The call will be broadcast live on the internet via NICE's website at www.nice.com. The slides used for this presentation will be available on NICE's website at the time of the call. An archived version of the discussion will be available shortly after the conclusion of the live webcast on the NICE website and will remain available for 30 days. A telephone replay will be available for up to 72 hours after the call. The replay information will also be available on NICE's website.

                                 About NICE
                                 ----------

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Farmers Insurance, Fidelity, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)


Trademark note: 3600 View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.


Media
Susan Cohen                                NICE Systems         972-9-775-3507
                                           susan.cohen@nice.com

Investors
Rachela Kassif                             NICE Systems          972-9-775-3899
investor.relations@nice.com                                        877-685-6552
Claudia Gatlin                             CMG International       973-316-9409
Claudia@cmginternational.us


This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.


                                    ###


NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

                                                    Three months ended             Six months ended
                                                         June 30,                      June 30,
                                                --------------------------    -------------------------
                                                    2001          2002            2001         2002
                                                  Unaudited    Unaudited        Unaudited    Unaudited
                                                -----------   ------------    ------------  -----------
Revenue
    Product                                      $ 26,951       $ 32,781        $ 48,723    $ 63,943
    Services                                        3,526          5,438           6,878      10,341
                                                -----------   ------------    ------------  -----------
Total revenue                                      30,477         38,219          55,601      74,284

Cost of revenue
    Product                                        13,922         14,256          26,687      28,445
    Services                                        4,341          5,747           9,451      11,348
                                                -----------   ------------    ------------  -----------

Total cost of revenue                              18,263         20,003          36,138      39,793
                                                -----------   ------------    ------------  -----------

Gross Profit                                       12,214         18,216          19,463      34,491

Operating Expenses:
    Research and development, net                   4,783          4,189          10,154       8,468
    Selling and marketing                           8,343          9,283          17,151      18,271
    General and administrative                      7,005          5,584          14,567      10,752
    Amortization of acquired intangibles              908             -            1,788           -
    Restructuring cost                                   -             -          14,554           -
                                                -----------   ------------    ------------  -----------
Total operating expenses                           21,039         19,056          58,214      37,491
                                                -----------   ------------    ------------  -----------

Operating loss                                     (8,825)          (840)        (38,751)     (3,000)

Financial income, net                               1,046          1,376           2,160       2,335
Other expense, net                                    (69)          (334)            (90)       (303)
                                                -----------   ------------    ------------  -----------

Income (loss) before taxes on income               (7,848)           202         (36,681)       (968)
Taxes on income                                        10            150              43         170
                                                -----------   ------------    ------------  -----------

Net income (loss)                                $ (7,858)     $      52        $(36,724)   $ (1,138)
                                                ===========   ============    ============  ===========

Basic income (loss) per share                    $  (0.60)     $    0.00       $   (2.83)   $  (0.09)
                                                ===========   ============    ============  ===========
Diluted income (loss) per share                  $  (0.60)     $    0.00       $   (2.83)   $  (0.09)
                                                ===========   ============    ============  ===========

Weighted average number of shares outstanding used to compute:
Basic income (loss) per share                      12,994         13,377          12,974      13,360
Diluted income (loss) per share                    12,994         13,544          12,974      13,360




 NICE SYSTEMS LTD. AND SUBSIDIARIES
 FOR COMPARATIVE PURPOSES
 NET LOSS AND LOSS PER SHARE EXCLUDING RESTRUCTURING COST
 AND AMORTIZATION OF ACQUIRED INTANGIBLES
 U.S. dollars in thousands (except per share amounts)

                                                    Three months ended             Six months ended
                                                         June 30,                      June 30,
                                                --------------------------    -------------------------
                                                    2001          2002            2001         2002
                                                  Unaudited    Unaudited        Unaudited    Unaudited
                                                -----------   ------------    ------------  -----------
Net income (loss)                                $ (6,950)     $      52      $  (20,382)    $ (1,138)
                                                ===========   ============    ============  ===========

Basic income (loss) per share                    $  (0.53)     $    0.00      $   (1.57)     $ (0.09)
                                                ===========   ============    ============  ===========
Diluted income (loss) per share                  $  (0.53)     $    0.00      $   (1.57)     $ (0.09)
                                                ===========   ============    ============  ===========

Weighted average number of shares outstanding used to compute:

Basic income (loss) per share                      12,994         13,377          12,974      13,360
Diluted income (loss) per share                    12,994         13,544          12,974      13,360



NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
                                                                    December 31,           June 30,
                                                                        2001                 2002
                                                                  -----------------    ----------------
                                                                      Audited              Unaudited
    ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                      $      25,256          $   32,005
    Short-term deposits                                                      311                 685
    Marketable securities                                                 29,270              36,595
    Trade and unbilled receivables                                        35,009              40,616
    Other receivables and prepaid expenses                                 5,465               6,380
    Inventory                                                             11,057               9,022
                                                                   -----------------    ----------------

    Total current assets                                                 106,368             125,303

LONG-TERM INVESTMENTS:
    Long-term marketable securities                                       34,176              21,167
    Other long-term investments                                            7,257               7,305
                                                                    -----------------    ----------------

    Total long-term investments                                           41,433              28,472

FIXED ASSETS, NET                                                         22,111              19,614


OTHER ASSETS, NET                                                         40,100              41,040
                                                                    -----------------    ----------------
TOTAL ASSETS                                                         $      210,012       $  214,429
                                                                    =================    ================

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Trade payables                                                  $    11,123          $   14,329
     Accrued expenses and other liabilities                               25,314              27,000
                                                                   -----------------    ----------------

    Total current liabilities                                             36,437              41,329

LONG-TERM LIABILITIES                                                      6,557               6,263


SHAREHOLDERS' EQUITY                                                     167,018             166,837
                                                                   -----------------    ----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $   210,012          $  214,429
                                                                   =================    ================